SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

FORM 6-K
EXHIBIT INDEX

	EXHIBIT	PAGE NO.
1.	Material Change Report dated March 3, 2003	3

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 27 - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.        Reporting Issuer

            Placer Dome Inc.
            P.O. Box 49330
            Bentall Postal Station
            1600 -1055 Dunsmuir Street
            Vancouver, British Columbia
            V7X 1P1

2.         Date of Material Change

            March 3, 2003

3.         Press Release

           A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on March 3, 2003.

4.         Summary of Material Change

           Placer Dome Inc. announced that it intends to offer US$200 million of Debentures due in 2033 in a private placement, subject to market and other conditions. The Debentures are not being offered or sold to or for the benefit of persons in Canada. The offering, if consummated, is expected to close during March 2003.

5.         Full Description of Material Change

           (all figures in US$ unless otherwise stated)

           Placer Dome Inc. announced today that it intends to offer $200 million of Debentures due in 2033 (the “Debentures”) in a private placement, subject to market and other conditions. The offering will be made only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 (the “Securities Act”), to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act, and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The offering will have registration rights. The offering, if consummated, is expected to close during March 2003.

           Placer Dome intends to use the net proceeds from this offering to redeem all of its outstanding 8 5/8% Junior Subordinated Debentures due December 31, 2045 at an aggregate redemption price of $185 million, plus accrued and unpaid interest. Any remaining funds will be used for general corporate purposes, which may include working capital.

           The Debentures have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada. The certificates evidencing the Debentures will bear a legend to the effect that the holders may not resell or otherwise transfer the Debentures to or for the benefit of persons in Canada.

           The Debentures have not been registered under the Securities Act, or applicable state securities laws and may not be offered or sold in the United States, or to or for the benefit of United States persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. The press release was issued pursuant to and in accordance with Rule 135c under the Securities Act.

6.         Confidentiality

           This report is not being filed on a confidential basis.

7.         Omitted Information

           None.

8.         Senior Officers

           For further information:

           J. Donald Rose
            Executive Vice-President, Secretary and General Counsel
            Telephone: (604) 682-7082
            Facsimile: (604) 661-3703

9.         Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.

            DATED at Vancouver, British Columbia this 5th day of March, 2003.

           /s/ Geoffrey P. Gold
            Geoffrey P. Gold
            Vice-President, Assistant Secretary
            and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: March 6, 2003